Filing under Rule 425 under

the Securities Act of 1933

Filing by: AbitibiBowater Inc.

Subject Company: Fibrek Inc.

SEC File No. of AbitibiBowater Inc.: 001-33776

PRESS RELEASE

Resolute Reduces Minimum Tender Condition to 50.01% and Extends its Offer for Fibrek to April 2

MONTREAL, CANADA, March 20, 2012 – AbitibiBowater Inc., doing business as Resolute Forest Products (“Resolute”) (NYSE: ABH) (TSX: ABH), today announced:

•	it has extended the expiry time for its offer to acquire all of the issued and outstanding common shares of Fibrek Inc. (TSX: FBK) to 5:00 p.m., Eastern Time, on April 2;

•	it has amended the minimum tender condition to its offer by lowering the threshold from 66 2/3% to 50.01% of Fibrek shares outstanding on a fully diluted basis; and

•

although Fibrek’s authorization, issuance or sale of special warrants constitutes, or would constitute, a “Restricted Event” under the terms of Resolute’s offer, the Company does not expect to invoke the “Restricted Event” provisions with respect to the special warrants if, at the expiry time:

•	there is a decision of the Québec Court of Appeal reinstating the cease trade order with respect to the special warrants; and

•	no special warrant is outstanding and the Fibrek shares issued on conversion thereof, if any, have been canceled.

Assuming all the other conditions to Resolute’s offer have been satisfied, at the expiry time on April 2, the Company will be able to take up all Fibrek shares deposited under its offer, provided that at that time at least 50.01% of the Fibrek shares outstanding on a fully diluted basis have been deposited and there is a cease trade order in effect relating to the special warrants. “Special warrants” refers to the Fibrek securities issuable to Mercer International Inc. (Nasdaq: MERC) (TSX: MRI.U) pursuant to a private placement disclosed by Fibrek and Mercer on February 10.

The offer to acquire all of the issued and outstanding shares of Fibrek made by Resolute, together with RFP Acquisition Inc., a wholly-owned subsidiary, is more fully described in the offer circular and other ancillary documentation that Resolute filed on December 15, 2011, on the “SEDAR” website maintained by the Canadian Securities Administrators, as varied and extended. The offer will expire at 5:00 p.m. (Eastern Time) on April 2, 2012, unless it is extended or withdrawn by Resolute. On March 20, approximately 60.3 million common shares of Fibrek had been deposited to Resolute’s offer, representing approximately 46.4% of the outstanding common shares.

Questions and requests for assistance or further information on how to tender Fibrek common shares to the offer should be directed to, and copies of the above referenced documents may be obtained by contacting, Georgeson at 1-866-598-0048 or by email at askus@georgeson.com.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Resolute has filed with the SEC a registration statement on Form S-4, as amended, in connection with the proposed transaction with Fibrek. INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, on SEDAR at www.sedar.com or on Resolute’s website at www.resolutefp.com.

About Resolute Forest Products

Resolute Forest Products is a global leader in the forest products industry with a diverse range of products, including newsprint, commercial printing papers, market pulp and wood products. The Company owns or operates 18 pulp and paper mills and 23 wood product facilities in the United States, Canada and South Korea. Marketing its products in more than 90 countries, Resolute has third-party certified 100% of its managed woodlands to sustainable forest management standards. The shares of Resolute trade under the stock symbol ABH on both the New York Stock Exchange and the Toronto Stock Exchange.

Resolute and other member companies of the Forest Products Association of Canada, as well as a number of environmental organizations, are partners in the Canadian Boreal Forest Agreement. The group works to identify solutions to conservation issues that meet the goal of balancing equally the three pillars of sustainability linked to human activities: environmental social and economic. Resolute is also a member of the World Wildlife Fund’s Climate Savers program, in which businesses establish ambitious targets to voluntarily reduce greenhouse gas emissions and work aggressively toward achieving them.

Cautionary Statements Regarding Forward-looking Information

Statements in this press release that are not reported financial results or other historical information of AbitibiBowater Inc., doing business as Resolute Forest Products, are “forward-looking statements” and may be identified by the use of forward-looking terminology such as the words “should”, “would”, “could”, “will”, “may”, “expect”, “believe”, “anticipate”, “attempt”, “project” and other terms with similar meaning indicating possible future events or potential impact on Resolute’s business or shareholders, including future operations following the proposed acquisition of Fibrek. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. The potential risks and uncertainties that could cause Resolute’s actual future financial condition, results of operations and performance to differ materially from those expressed or implied in this press release include, but are not limited to, Resolute Common Stock issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Resolute and Fibrek may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, and all other potential risks and uncertainties set forth under the heading “Risk Factors” in Part I, Item 1A of Resolute’s annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC and Resolute’s other filings with the Canadian securities regulatory authorities.

All forward-looking statements in this press release are expressly qualified by the cautionary statements contained or referred to above and in Resolute’s other filings with the SEC and the Canadian securities regulatory authorities. Resolute disclaims any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investors Rémi G. Lalonde Vice President, Investor Relations 514 394-2345 ir@resolutefp.com	Media and Others Xavier Van Chau Director, Communications and Corporate Social Responsibility 514 394-3611 xavier.vanchau@resolutefp.com